Computer Sciences Corporation Donald G. DeBuck Vice President and Controller

January 18, 2008 Mr. Mark Kronforst Accounting Branch Chief Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	Computer Sciences Corporation Form 10-K for Fiscal Year Ended March 30, 2007 Filed June 13, 2007 File No. 001-04850

Dear Mr. Kronforst:

We have received the Staff’s letter dated January 7, 2008, with follow-up comments on the subject filing. Attached is our detailed response. Please let me know if you have any questions or comments.

Sincerely yours, /s/Donald G. DeBuck
Donald G. DeBuck
cc: Tim Lovoy, Deloitte & Touche
Corporate Office 2100 East Grand Avenue El Segundo, California 90245 310.615.1686 Fax 310.322.9766 ddebuck@csc.com

RESPONSE TO COMMENT

Form 10-K for the Year Ended March 30, 2007

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 13 – Commitments and Contingencies, page 103

1.
Comment:  Please tell us the length of your operating cycle as determined using the guidance in paragraph 3.76 of the ACIPA Audit and Accounting Guide, “Audit of Federal Government Contractors.”  In addition, tell us how this cycle was considered in classifying the REA assets “under the operating cycle concept.”  Finally, tell us whether the length of your operating cycle is audited by your independent registered accountants.

Response to Comment 1:  We note that in our response dated November 7, 2007 to the Staff’s comments dated October 24, 2007 we did not specifically address the length of our operating cycle.  CSC North American Public Sector (NPS) has nearly two thousand active contracts of various contract types and durations. The customers for over 95 percent of these contracts are agencies of the U. S. federal government and we account for these contracts in conformity with Accounting Research Bulletin No. 43 (“ARB No. 43”) and the AICPA Audit and Accounting Guide: Federal Government Contractors (updated May 1, 2007) (the “Audit Guide”).  The overwhelming majority of these contracts have durations of more than one year and many of have durations in excess of ten years.  Therefore, NPS’s operating cycle is in excess of one year and we define all contract related assets and liabilities as current, including the REA assets.  While the duration of the operating cycle of NPS varies depending on the mix of active contracts at the end of a reporting period, the NPS operating cycle is always significantly more than one year.  In light of the foregoing, we have historically not specifically analyzed the length of our operating cycle.  However, in order to specifically respond to the comment in your letter dated January 7, 2008, we performed an analysis of the contracts active for the fiscal year ended March 30, 2007.  We measured the average time intervening between the inception of contracts and the substantial completion of those contracts for our largest individual contracts that comprised 59% of the revenue reported for that fiscal year.  This analysis indicated the operating cycle for contracts during the fiscal year ended March 30, 2007 was nearly 6 years.   Our operating cycle was considered by our independent registered accountants in their audit of the company’s financial statements for the year ended March 30, 2007.